Exhibit  11.0 STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS
            For the Three Months Ended December 31, 1998 (UNAUDITED)

Statement regarding computation of earnings per share for the three months ended December 31, 1998.

                    Income        Weighted Average Shares      Per-Share Amount
             -------------------------------------------------------------------
      Net Income    $4,148               91,345                       $.05

Note: Net earnings per share are computed based upon the weighted average common equivalent shares outstanding for periods subsequent to the Bank's conversion to a stock savings bank on September 22, 1998. Net earnings per share for the three and nine months ended December 31, 1997 and the nine months ended December 31, 1998 are not meaningful.


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